Exhibit 3.1

Article III, Section 1 of the By-laws

(amended effective February 10, 2005)

SECTION I. NUMBER AND TERM. —The number of directors shall be no less than three (3) and no more than ten (10). The exact number shall be determined by resolution of the Board of Directors from time to time. The directors shall be elected at the annual meeting of the stockholders and each director shall serve until his successor shall be elected and shall qualify. Directors need not be stockholders.